July 13, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EV Energy Partners, L.P. Registration Statement on Form S-1 File No. 333-134139
Dear Mr. Schwall:
     On behalf of EV Energy Partners, L.P. (the “Company”), we hereby submit Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement (File No. 333-134139) on Form S-1 (the “Registration Statement”) as well as the following responses to your letter dated June 14, 2006, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement. In this letter, the Company has reproduced your comments in italics typeface, and has made its responses in normal typeface. The Company respectfully requests that the Staff provide its further comments at its earliest convenience.
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
Response:	We have complied with this comment.
2.	Please fill in all blanks throughout the registration statement. We note that information that you have excluded includes information you are not entitled to omit under Rule 430A.
Response:	We have complied with this comment.
Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com

Mr. H. Roger Schwall
July 13, 2006

3.	Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.
Response:	We have filed most of the omitted exhibits and will file any remaining exhibits as soon as practicable. Please see the exhibit index to the Registration Statement.
Cover Page
4.	Please update to include the price range prior to effectiveness.
Response:	We will comply with this comment and insert the price range on the cover page of the prospectus before effectiveness.
5.	We note that you will pay a financial advisory fee to A.G. Edwards & Sons. Where appropriate, please provide disclosure describing the components of the fee. Provide us also with correspondence from NASD regarding your underwriting compensation.
Response:	The Registration Statement has been revised accordingly. Please see the cover page, page 163 and page 167 of Amendment No. 1. Please also see our response to Comment 46. In addition, we have included all correspondence with the NASD, which includes our initial filing with the NASD on May 16, 2006, attached hereto as Exhibit A-1, and the deferral notice we received from the NASD on May 30, 2006, attached hereto as Exhibit A-2. We intend to make a supplemental filing with the NASD to address the requests in the deferral notice upon the filing of Amendment No. 1.
Prospectus Summary, page 1
6.	Revise to disclose the month and year you were formed.
Response:	We have complied with this comment. Please see page 1 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Formation Transaction and Partnership Structure, page 7
7.	To aid investor understanding, if practicable, please provide graphical depiction of the transactions leading to the formation of the registrant.
Response:	We have complied with this comment. Please see pages 7 to 10 of the prospectus.
8.	Please identify the name of the limited partnership formed by CGAS.
Response:	We have complied with this comment. Please see page 9 of the prospectus.
9.	To help investors better understand how the properties were controlled and operated historically, provide a before chart relative to the one on page 8. Also, these charts should indicate the percentage ownership between the different parties.
Response:	We have complied with this comment. Please see pages 7 and 8 of the prospectus.
The Offering
Use of Proceeds, page 10
10.	We note that you will pay $2.0 million to EnerVest to reimburse it for expenses of the offering. Briefly describe these expenses.
Response:	We have complied with this comment. Please see pages 12 and 44 of the prospectus.
Cash Distributions, page 10
11.	Clarify the difference between “available cash” and “available cash from operating surplus.” You appear to use these terms interchangeably.
Response:	We have complied with this comment by explaining the difference between operating surplus and capital surplus, and making appropriate corresponding changes in the related discussions. Please see pages 12 and 13 of the prospectus.

Also, please note that we revised the presentation of the calculation of operating surplus on pages 47 to 49. These revisions reordered paragraphs to make the presentation easier to read, but did not change the way that operating surplus is determined.

Mr. H. Roger Schwall
July 13, 2006

Limited Call Right, page 13
12.	Explain how “the then-current market price” will be determined.
Response:	We have complied with this comment. Please see page 15 of the prospectus.
Early conversion of subordinated units, page 12
13.	We note that, subject to certain conditions, 25% of the subordinated units may be converted into common units at end of a certain period. Confirm that these will be converted on a pro rata basis.
Response:	Conversion will be on a pro rata basis. We have clarified this in the prospectus. Please see page 14 of the prospectus.
Non-GAAP Financial Measure, page 19
14.	You explain that you include exploration expense and dry hole costs in Adjusted EBITDA so that your calculation will be comparable to companies which employ the full cost method of accounting for oil and gas properties, and have presented the measure because it is a quantitative standard used throughout the investment community as a measure of performance. In response to Question 15 in the FAQ regarding the use of non-GAAP measures, we explain that companies presenting EBITDA as a performance measure must demonstrate the usefulness of any measure that excludes recurring charges. We do not believe that excluding recurring charges to present a measure that you believe is comparable to measures that companies using the full cost method disclose meets the burden of demonstrating usefulness to the reader. Further, we do not see any basis to suggest that your measure would be comparable to measures prepared by other companies. Appropriate disclosure would generally advise that your measure of adjusted EBITDA may not be comparable to other companies’ presentations of a similarly titled measure. For additional guidance please refer to the FAQ on non-GAAP measures which can be found on our website at the following address:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm
Response:	We have revised the disclosure in this section to clarify that adjusted EBITDA also is useful in determining the ability of the Company to sustain or increase distributions. We have added cautionary language regarding comparability of adjusted EBITDA to similarly entitled measures in other companies. Please see page 23 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Risk Factors, page 20
15.	Please revise the following subheadings. The subheadings discuss a fact or facts about your business but do not discuss the associated risks:
•	“The amount of cash we have available for distribution to holders...” on page 21;

•	“Properties that we buy may not produce as projected and we may be unable...” on page 25;

•	“We may incur significant costs and liabilities in the future resulting...” on page 27; and

•	“Seasonal weather conditions and lease stipulations adversely affect...” on page 29.
Response:	We have revised the headings on the indicated risk factors to clearly state the risk described in the text. Please see pages 25, 29, 31 and 33 of the prospectus.
16.	We note that the partnership agreement requires the distribution of all your available cash, which might affect your ability to grow. Please discuss the risks associated with that possibility.
Response:	We have inserted a risk factor discussing the effect of our distribution policy on the ability to grow our business. Please see page 38 of the prospectus. We have also added a discussion of the consequence of our distribution policy on our growth at pages 58 and 92. We have also inserted statements regarding the likely creation of cash reserves to finance the capital expenditures necessary to maintain our production levels over the long term. Please see pages 12 and 24 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

17.	We note that you “may distribute as operating surplus up to two times the amount needed for any one quarter for [you] to pay a distribution on all of [y]our units [you] receive in the future from non-operating sources...that otherwise will be distributed as capital surplus.” This statement suggests that you may distribute amounts derived from capital surplus, resulting in return of capital. Please discuss the risks that may result from engaging in such practice.
Response:	We have added a risk factor discussing the consequence of this provision in our partnership agreement. Please see page 40 of the prospectus.
We may incur substantial debt in the future to enable us to maintain...page 24
18.	Please expand this risk factor to state, if correct, that you anticipate incurring debt to make distributions. Also discuss how such borrowing affects your ability to make future distributions.
Response:	We have added a risk factor discussing the possibility that we could make short term borrowings to fund distributions. Please see page 38 of the prospectus. Please also see the discussion of borrowing to fund distributions at pages 48 and 91.
The sale or exchange of 50% or more of our capital and profits interests...page 38
19.	Please provide examples of events that could result in the sale or exchange of 50% or more of total interest in your capital and profits.
Response:	We have complied with this comment. Please see page 42 of the prospectus.
The amount of cash we have available for distribution to holders of our...page 21
20.	Please expand this risk factor to discuss the fact that historically you could not have generated sufficient cash to pay the minimum quarterly distribution on all your outstanding securities.
Response:	We have complied with this comment. Please see page 25 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Our Cash Distribution Policy and Restrictions on Distributions, page 53
21.	Please revise to address the impact of your dividend policy on your future growth. Your discussion should state your belief as to whether the dividend payments will limit or preclude your ability to pursue growth. Also state whether you expect to require additional financing to pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations.
Response:	We have complied with this comment. Please see pages 58 and 92 of the prospectus.
Pro Forma Financial Information and Financial Forecast, page 55.
22.	As you have included a detailed calculation of the forecasted cash available for distribution for the twelve months ended June 30, 2007 on page 64, we see no utility in the information in the table on page 57 under the lined items below the “Cash Flows” heading.
Response:	We have complied with this comment. Please see the revised table on page 62 of the prospectus.
23.	On a related point, within the table of forecasted cash available for distribution for the twelve months ended June 30, 2007 on page 64, revise your table to begin with Net Cash Provided by Operating Activities (GAAP measure), or identify the amount labeled as Net Forecasted Operating Cash Flows as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.
Response:	We have complied with this comment. We have begun the table with the GAAP measure “Net Income.” Please see the revisions to the tables on pages 69 and 71 of the prospectus.
24.	We note that you present pro forma cash available for distribution for your most recently completed fiscal year in the table on page 65. However, to provide the most current information to readers, please include an additional column for the twelve months ended as of your most recent interim period, March 31, 2006.
Response:	We have updated the pro forma presentation to include a column for the twelve-month period ended March 31, 2006. Please see the table on page 71 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Selected Historical and Pro Forma Financial and Operating Data, page 67
25.	For the periods you identify as unaudited in the narrative preceding the tables, please also label the respective periods as unaudited in the tables as well.
Response:	We believe that identifying some of the columns of the selected financial data table as “unaudited” may create the impression that the columns not so labeled were subject to a SAS 42 examination by the Company’s auditor. The Company’s auditor has not been engaged to report on the selected financial data. As such, we have not added “unaudited” to any of the columns of the selected financial data table.
26.	We note that you have provided footnotes to the table, although the explanations provided on page 69 for (2) and (3) are not identified in the table. Please revise the tables to include the corresponding footnotes.
Response:	We have complied with this comment. Please see page 73 of the prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70
27.	We note that you address the three years’ historical financial statements for your predecessors. However, due to the significance of the properties being retained by the predecessors, we believe that you should augment your MD&A discussion to identify in your comparative narratives the revenues and direct expenses associated with the properties that will be contributed to you in conjunction with the offering, as well as the production levels of those properties in relation to the whole. Please also ensure that you identify any significant events, uncertainties, trends and other matters affecting the comparability of the results of operations of the properties being contributed to the partnership by the predecessors, in order to sufficiently convey to readers the historical performance of the properties that will be contributed to the partnership. This should be done in textual format, supplementing the historical information of the predecessors.
Response:	We have complied with this section. Please see pages 87-91 of the prospectus.
Liquidity and Capital Resources, page 76
28.	Please provide comparative discussion regarding the cash flow for the year ended December 31, 2003 and the year ended December 31, 2004.
Response:	We have complied with this comment. Please see pages 84 and 90 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

29.	Please disclose your material commitments for capital expenditures as of the end of the latest fiscal year, and indicate the general purpose of the commitments. See Item 303(a)(2) of Regulation S-K. In this regard, we note that you intend to drill wells in 2006, 2007 and 2008. Address the anticipated costs of, and funding for, such activities.
Response:	We have complied with this comment. Please see page 86 of the prospectus.
30.	We note that your dividend policy requires you to distribute all your available cash. Please discuss how you intend to pay for dividends. For example, your disclosure on page 83 indicates that historically you would have relied on borrowings to make distributions.
Response:	We have complied with this comment. Please see page 91 of the prospectus.
31.	Discuss how your dividend policy affects your ability to expand and reinvest in your business.
Response:	We have complied with this comment. Please see pages 58 and 92 of the prospectus.
Quantitative and Qualitative Disclosures and Market Risks, page 78
32.	Revise your discussion to provide the quantitative information about market risks required by Item 305 of Regulation S-K.
Response:	We have complied with this comment. Please see page 87 of the prospectus.
33.	Please relocate the discussions of SFAS 154 and 123(R) to the section labeled Recent Accounting Pronouncements beginning on page 77.
Response:	We have complied with this comment. Please see page 78 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Business, page 79
34.	Please disclose the month and year you were formed. Also, consistent with the requirements of Item 101(a) of Regulation S-K, please expand your disclosure to describe in more detail the general development of your business.
Response:	We have complied with this comment. Please see page 93 (date and month of formation) and page 94 (general development of business).
35.	Please discuss whether in your opinion the proceeds of the offering will satisfy your cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required to operate your business.
Response:	We have complied with this comment. Please see page 86 of the prospectus. Please note that we will not receive any of the offering proceeds.
36.	You state that one of your principal business attributes is your relationship with EnerVest. Please discuss in detail how such relationship benefits your operations.
Response:	We have complied with this comment. Please see page 95 of the prospectus.
Natural Gas Gathering, page 89
37.	Please disclose how much you anticipate paying EnerVest Operating for operating your natural gas systems.
Response:	EnerVest will not receive a separate fee for operating the gas gathering system. Operation of the gathering system is part of overall well operations under the contract operating agreement. We have clarified this in the prospectus. Please see page 103 of the prospectus.
Oil and Gas Leases, page 90
38.	We note your disclosure in this section. Please identify those properties that are subject to leases and disclose the term and the cost of the leases.
Response:	We have indicated that substantially all of our oil and gas leases are “held by production.” Please see page 104 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Principal Customers and Marketing Arrangements, page 91
39.	We note that Exelon accounted for more than 10% of your revenues. Please disclose whether any other customers accounted for more than 10% of your revenues during 2005. Please file as an exhibit your contracts with such customers.
Response:	We have complied with this comment by adding the additional 10% purchasers and filing the applicable agreements. Please see pages 104-105 of the prospectus and Exhibits 10.6 through 10.10.
Environmental Matters and Regulation, page 92
40.	We note your statement on page 28 that you “must obtain and maintain permits, approvals and certificates from various federal, state and local governmental authorities.” If material, provide an estimate of the costs of obtaining such permits, approvals, and certificates.
Response:	We have complied with this comment. Please see page 32 of the prospectus.
Management, page 97
Directors and Executive Officers, page 98
41.	Please disclose the amount of time that John B. Walker and Mark A. House devote to your operations.
Response:	We have complied with this comment. Please see page 112 of the prospectus.
42. Please define the term “qualified,” as used in the paragraph following the table.
Response:	We have deleted the reference to qualified. The agreement for EV Management does not contain any specific qualification for membership on the board of directors. Please see page 112 of the prospectus.
43.	Please confirm that Gary R. Petersen has been Senior Managing Director of EnCap Investments L.P. since 1988. We note your statement that he co-founded the firm in 1988.
Response:	We have revised the disclosure to indicate the date of his appointment as Senior Managing Director. Please see page 113 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Certain Relationship and Related Transactions, page 103
Services, page 105
44. Estimate the approximate cost of EnerVest’s services. We may have further comments.
Response:	We have revised the disclosure in this section to make it clear that the $90,000 per month disclosed in the section is the only fee that EnerVest will receive for providing the services described in this section. Please see page 121 of the prospectus.
Limited Call Right, page 124
45.	We refer you to your discussion under the Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available, please advise.
Response:	We believe that the tender offer rules are not applicable to the limited call right described on page 141 of the Registration Statement because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of our partnership agreement provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous master limited partnerships and the Staff has previously agreed with our position that the tender offer rules do not apply to such limited call rights.
Selling Unitholders, page 145
46. Please disclose the reasons for paying the structuring fee and disclose its components.
Response:	The structuring fee referenced on page 163 of the Registration Statement refers to the financial advisory fee payable to A.G. Edwards referenced on the cover of the Registration Statement. Please see our response to Comment 5. The reference on page 163 has been revised to reflect the same terminology used on the cover and to disclose the components of the fee.

Mr. H. Roger Schwall
July 13, 2006

Financial Statements — Unaudited Pro Forma Combined, page F-2
47.	We note that the pro forma adjustment identified in point (f) on page F-10 serves to eliminate management fees and other administrative costs reflected in the historical combined financial statements. Adjustments within the pro forma table should be limited to events that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact. Any historical charges that you believe impact results in a manner that is not indicative of the future should ordinarily be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation. Such disclosure should convey the specific facts and circumstances underlying your view that future costs will be different than historical amounts.
Response:	We believe that it is appropriate to eliminate the management and other administrative fees in the pro forma financial statements. At the closing of this offering, the agreements pursuant to which EnerVest and its affiliates receive fees from the predecessors (other than CGAS) will be terminated. Therefore, the Company will not be subject to the fee structure set forth in those agreements. In addition, since CGAS will transfer its assets to a new partnership and contribute that partnership to the Company, the historical fee structure charged by EnerVest for management of CGAS will not be assumed by the Company. These agreements will be replaced by the Omnibus Agreement, which provides for a fee of $90,000 per month that may be increased as we acquire additional properties, and is expected to remain in place for the foreseeable future. We believe, therefore, that these pro forma adjustments are directly attributable to the organization of the Company, are factually supportable and will have a continuing impact on the Company.
48.	Please expand the pro forma section to include the oil and gas reserve information that is ordinarily required under paragraphs 10 through 17 and 30 through 34 of SFAS 69. This information should be presented in a manner similar to your unaudited pro forma consolidated financial statement presentation, depicting, in columnar fashion, the historical amounts for The Combined Predecessor Entities, pro forma adjustments with corresponding explanations, and partnership pro forma amounts.
Response:	We have complied with this comment. Please see page F-14 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Financial Statements — The Combined Predecessor Entities, page F-11
General
49.	It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.
Response:	We have complied with this comment throughout the document.
50.	Please acknowledge that you understand that financial statements covering the period from January 1, 2006 to consummation of the formation transactions and offering will need to be audited in accordance with Rule 3-02 of Regulation S-X, since these operations represents a predecessor entity, as defined in Rule 405 of Regulation C. In conjunction with this effort, we suggest that you ensure there are no gaps in the audited financial statements to be included in future filings.
Response:	We acknowledge this.
Note 2 — Summary of Significant Accounting Policies, page F-17
Oil and Gas Properties, page F-18
51.	You explain that your depreciation and depletion of oil and gas properties is determined using the units-of-production method, based on estimated proved recoverable oil and gas reserves. The inclusion of the qualifier recoverable seems to imply that a portion of your reported reserves may also include unrecoverable oil and gas; or that you are including probable reserves along with proven reserves in making your calculations. Please revise your disclosures sufficiently to understand how your methodology compares to that required under paragraph 30 of SFAS 19. Tell us how the measure utilized in computing depreciation and amortization compares to the reserve quantities disclosed.
Response:	We have removed the word “recoverable” which was inadvertently included in the sentence. The definition of proved reserves used was as set forth in Rule 4-10(a) of Regulation S-X. Please see pages F-24 and F-46 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Note 3 — Oil and Gas Acquisition, page F-22
52.	Please provide us the analysis you completed under Rule 3-05 of Regulation S-X to conclude no financial statements were required to be prepared and audited in regards to the Primos Acquisition mentioned under this heading.
Response:	We have previously provided the Staff our analysis of the Primos Acquisition financial statement requirements pursuant to Regulation S-X. In pre-filing correspondence with the Staff in the form of letters on February 27 and March 13, 2006, and phone conversations on March 7 and March 17, 2006, numeric analyses were provided and discussed. Based on this correspondence, the Staff responded in its letter to the Company dated March 17, 2006, “...you propose omitting any pre-acquisition financial statements for the Primos assets. Based on the information provided, the Staff will not object to your proposal.”
53.	On a related point, we note you present pro forma information as if the acquisition occurred on January 1, 2005. Paragraph 54 of SFAS 141 explains that if comparative financial statements are resented, pro forma results of operations for the comparable prior period should be presented as well.
Response:	Based upon further review, we have eliminated the unaudited pro forma information provided in Note 3. The Primos Acquisition was consummated effective March 1, 2005 and SFAS 54 states that pro formation information need not be disclosed if “the acquisition was at or near the beginning of the period.” In any event the pro forma adjustments to include the Primos Acquisition for the first two months of 2005 are not material (less than 2% of revenues and net income). Also, as explained in our letters to the Staff dated February 27 and March 13, 2006, we do not have access to historical financial information for the Primos Acquisition for periods prior to 2005 and have no contractual rights to obtain them. The Primos Acquisition was purchased from multiple entities which were owned by 17 individuals, corporations and partnerships, many of whom did not maintain sophisticated financial records. We also believe any pro forma adjustments for the Primos Acquisition for 2004 would not be significant.

Mr. H. Roger Schwall
July 13, 2006

Note 10 — Major Customers, page F-30
54.	We note your disclosure in the Business section on page 91 explaining that Exelon accounted for 29 percent of your pro forma revenues for 2005, and your top five customers accounted for 80 percent of pro forma oil and gas revenues. It appears you may need to expand this disclosure to also identify any other customers accounting for 10 percent or more of revenues, or to disclose that there were none if that is the case, as such disclosure would ordinarily be anticipated under Item 101(c)(vii) of Regulation S-K. Please also expand the related disclosure in your financial statements to the extent necessary to comply with the guidance in paragraph 39 of SFAS 131.
Response:	We have complied with this comment. Please see pages 104, 105 and F-35 of the prospectus.
Financial Statements — EV Energy Partners GP, L.P., page F-38
Balance Sheet, page F-39
55.	We note your disclosure on page II-1 under Recent Sale of Unregistered Securities, explaining that you issued the general partner a 2% general partner interest for $20 and Enervest the 98% limited partner interest for $980. Please reconcile these amounts to the corresponding but different amounts reported in your audited balance sheet as of May 12, 2006.
Response:	The disclosure on page II-1 in Item 15 has been revised and now reconciles with the amounts reported in the audited balance sheet on page F-53.
Engineering Comments
Summary ProForma Reserve and Operating Data, page 17
56.	We note your pro forma proved reserve disclosure. Please furnish to us the reserve report — in hard copy and electronic spreadsheet format — that you used as the basis for this disclosure. The report should include:
a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

Mr. H. Roger Schwall
July 13, 2006

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for the largest property (net equivalent reserve basis) in the proved developed and proved undeveloped category for your Appalachian properties and for your Northern Louisiana properties;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these four largest properties.

e)	Spread sheet comparisons by field of your projected annual production cost components — e.g. labor, power, insurance, taxes — with these same components’ 2005 historical figures. Please reconcile any significant differences between the historical figures and those that you used to estimate your proved reserves. Be advised we believe that a component for producing well overhead should be included for operated as well as non-operated properties.
Response:	We have provided this information supplementally under separate cover.
Average Unit Costs per MCFE, page 18
57.	The lease operating expense figures — $1.77/MCFE — do not agree with the same item on page 84. Please amend your document to reconcile this inconsistency.
Response:	We have complied with this comment. Please see pages 22 and 98 of the prospectus.
Risk Factors, page 20
     The estimated oil and gas reserve quantities and future production rates set forth..., page 23
58.	As your average 2005 production is 4 MCFE per day per net well, it would appear that these proved reserves are particularly sensitive to future production cost assumptions. Please expand your disclosure to address this fact.
Response:	We have complied with this comment. Please see page 27 of the prospectus.

Mr. H. Roger Schwall
July 13, 2006

Management’s Discussion and Analysis, page 70
Estimates of Proved Reserves, page 71
59.	Please amend your document here to include at least one reference to Rule 4-10(a) as the definition of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.
Response:	We have complied with this comment. Please see pages 77 and B-1 of the prospectus.
Business, page 79
Our Areas of Operations, page 81
60.	Here you disclose the average well costs for the last three years. Please expand this to disclose the dates and cost figures for the most recently drilled wells in all areas.
Response:	We have complied with this comment. Please see pages 96 and 97 of the prospectus.
Our Pro Forma Developed and Undeveloped Acreage, page 85
61.	Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to comply with this.
Response:	We have indicated that substantially all of our developed and undeveloped properties are currently held by production. Please see page 99 of the prospectus.
     If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.
Sincerely,
/s/ Guy Young

Guy Young

Mr. H. Roger Schwall
July 13, 2006

     As requested in the letter dated June 14, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form S-1 filed by EV Energy Partners, L.P. (the “Company”), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1;
•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form S-1 do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form S-1; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
EV Energy Partners, L.P.

By:	EV Energy GP, L.P., its general partner

By:	EV Management, L.L.C. its general partner

By:	/s/ Michael E. Mercer
Name:	Michael E. Mercer
Title:	Chief Financial Officer

Exhibit A-1

COBRA KV Kncrg> Partners , I,.P. Tile II) : 2006-0518-1106 A. (i. Hdwatxls & Sons, Inc. .i.WO.OOO I ‘nits
SEC or Other Reviewing Authority Filing Date: May 15, 2006
Type of Notification: Defer Date of Notice: May 30, 2006Department Telephone Number: 240-386-4623First Reviewer: Gabriela Aguero Second Reviewer: Gabriela Aguero
Participating Member(s):
• A. G. Edwards & Sons, Inc. • Raymond James & Associates, Inc.
Distribution Method: Firm Commitment Offering Class: DPP Equity SEC #: 333-134139
Offering Type: 2810
CIK #: 0001361937
Attention: Sarah Morgan Firm Name: Vinson & Elkins LLP
Documents Reviewed: SEC Filed Documents: Filing Date Document Name Amendment Number • 5/15/2006 Registration Statement
The role of the Corporate Financing Department (the “Department”) is to provide NASD member firms with regulatory services designed to promote their compliance with NASD rules and regulations and federal securities laws governing public capital formation activities. Please be aware that after reviewing your responses to our COBRA Review Notification Form we may or may not request additional information.
We have reviewed your COBRADesk filing and have decided to defer an opinion with respect to the fairness and reasonableness of the proposed terms and arrangements until we have received and reviewed complete, accurate, and timely responses to the following comments.
Comments:
Association & Affiliation
1. Provide confirmation in the “Supplemental — Filer Notepad” section of COBRADesk that the due diligence process has been completed, and that the representations provided are final and not subject to change.
Organizational & Offering Expenses
1. Provide a confirmation in the “Supplemental — Filer Notepad” section of COBRADesk that all the items of proposed compensation to participating NASD members together with the offering and organizational expenses in connection with this offering are fully disclosed in the “O & O Expenses” screen of COBRADesk and, if not so, provide complete details and a modification of the filing in COBRADesk. Other Regulatory Concerns 1. In accordance with Rule 2710(b)(5)(A)(ii), submit a copy of the firm’s letter of intent dated March 30, 2006 referenced in the disclosure in the “Underwriting” section of the Registration Statement and, any other engagement letter or any other documents entered into by any participating NASD members and the issuer in the 180-days preceding filing of this offering with the Commission as an attachment to “Non-SEC Filed Documents” in Word format or a .pdf file. 2. In accordance with Rule 2710(b)(5)(A)(ii), submit a copy of all underwriting documents to be used in connection with this offering as an attachment to “Non-SEC Filed Documents” in Word format or a .pdf file. 3. Provide complete details in the “Supplemental — Filer Notepad” section of COBRADesk as to whether any financing, investment and/or advisory services have been provided or will be provided by the underwriters and/or affiliates to the issuer during the 180-day period preceding this filing or 90-days following effectiveness of this offering and, if so, provide complete details of all the services and compensation attributable for such services. 4. Provide a modification to the “Basic Info — Documents” screen of COBRADesk to disclose the name and telephone number of the SEC examiner reviewing this offering. 5. Submit a modification to the “Basic Info — Documents” screen of COBRADesk to provide the anticipated effective date of this offering. This is an advisory opinion of the Department’s staff based on the information as presented to the NASD in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.
As indicated above, members must provide complete, accurate, and timely responses (collectively “complete responses”) to our comments.
Please be advised that:
· if the Department determines that your response is incomplete, we will notify you within five (5) business days that additional information is required and that your review and possibly, the issuance of a “No Objections Notification” will be delayed.
· after reviewing complete responses we may or may not have additional comments.
· the Department requires timely submissions of completed responses (at least five (5) business days prior to the anticipated effective date of the offering).
· the Department will require up to five (5) business days to review and analyze the information provided in the completed responses prior to issuing a “no objections” opinion.

Exhibit A-2

EV Energy Partners,L.P. V~EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!) U300FF A. G. Edwards & Sons, Inc. 0 ,, Version 4.2 r Basic Info ^Securities & Fees^ r Supplementar r DPP Compliance ^ r Compensatioi Parties 1 Documents ! Amended/Revised Reason 1 Open Deal Save | Refresh | Printer Fc 1 Only NASD members or their counsels (with the exception of issuer-man: offerings) who participate in a public offering are authorized to demonsti 2006-0518-006 compliance with the NASD Conduct Rules and/or respond to related Create New Deal correspondence with NASD, Corporate Financing Department when filed1 Convert to WKSI review. NASD will deem this information to be accurate and reliable. Reports Disciplinary actions may be taken against a member that purposely subm Submit to NASD false information. (CLICK ONCE ONLY ) Filing Information Bubble Help Info Provided r — , t s , , t- , r «0n | .Off k i Member » • Member Counsel < Issuer ‘ Issuer Counsel Delete Deal l~~ SEC Confidential Filing [~~ Issuer-Managed Offering Type: (~~Corporate • DPP Submit Log u luiiie jsarah Morgan email: |smorgan@velaw.com Firm: Vinson & Elkins LLP Phone :|71 3-758-2977 Restore Form submitted by (if other than above) Contact: 415 Shelf Filings Firm: Phone:| Takedown Request offering: Pre-Clearanee Takedown Issuer Information Takedown Issue/Program: EV Energy Partners, L.P. Notifications Address: 1001 Fannin Street I CDesk Assistant Suite: J900 City: [HOUSTON NASD website State: |t x ^ j zip . (77002 Corp. Fin. Rules Country: UNITED STATES T J Notice to Members Contact: | Mike Mercer Title : [Senior Vice President and CFO Phone: [713-659-3500 Fax : | email: |mmercer@enervest.net
Additional A j Issuers:
d Issuer Securities Counsel Information Firm Name: JHaynesand Boone, LLP JjJ Address: 1 1000 Louisiana Street | Suite: |43o6 City: [HOUSTON
State: JTX ]£J zip : J77002 Country: (UNITED STATES jr j
Contact: (Guy Young Title: [Partner Phone: 713-547-2081 Fax : | email : jguy.young@haynesboone.com

Member Information PLEASE CLICK HERE TO ENTER MEMBER INFORMATION
Member Counsel Information
Firm Name: (Vinson & Elkins LLP £ \ Address: J1001 Fannin Street | Suite: (2300 City : (HOUSTON
State: |T X jrj z\p: (77002-6760 Country: |UNITED STATES T J Contact: [Sarah Morgan Title: [Associate Phone: J713-758-2977 Fax : (713-615-5234 email: (smorgan@velaw.com
Save | Refresh | PrinterFc

EV Energy Partners,L.P. V~EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!)
A A. G. Edwards & Sons, Inc. 0 Version 4.2
r Basi c Info ^Securities & Fees^ Supplemental r DPP Compliance r Compensatioi
Parties Documents I Amended/Revised Reason Open Deal Save Reviewing Authority / Documents 2006-0518-006 Primary Reviewin g Authority: <• SEC <~ States/Other f II ( No t Applicable
Create New Deal Effective Date: ( • Anticipated C Actual | 2 Reg. Statement Form: |S-1 Regist Convert to WKSI Reg. Law/Rule: 1193 3Act Jr } SEC Reg. Statement #: (333-13413
Reports
SEC Examiner : [CarmenMoncada-Terry SEC Phone: J202-551-3 I
Submit to NASD
D ls); [Gabriel sAguero NASD 2nd Reviewer : JGabriela A
(CLICK ONCE ONLY) Reviewer: ‘ Bubble Help NASD Phone: J240-386-4623 •On | -Off i— Securities registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securitie s Act of 1933. Centi
Delete Deal f” Shelf Offering Submit Log
S
Archive l~~ Selling Securityholders Offering (Separate Prospectus)
Non
Restore l Other Securities to be Exercised (e.g., Warrants, Options ) User Profile l Registration is pursuant to Rule 429
Amount being carried forward: $| r 41 5 Shelf Filings
Takedown Most Recent SECRegistration Statement No.: | Effectiv e Date:) Request f Registration of additional securities pursuant to Rule 462(b) Pre-Clearance Takedown 462(b) Registration Statement No.: | Effective Date:| Takedown Distribution
Notifications i Firm commitment/Straight (FCNC) JL] Offering Class: (DPP Equity Method:
‘
Pnrnary I Nasdaq National Market System rJ IPO : • Yes C NO Debt
Help
Market/Exchange: 1 CDesk Assistant Other | Market/Exchange:’ NASD website
~ f Securities have flow-through tax consequences Corp. Fin. Rules I Limited Liability Company (LLC) Notice to Members F” Limited Partnership Rollup (Rule
Type of Program: |Oil and Gas Drilling ,,j DP P Parties
Save

COBRADesk DPP Offering
6/21/2006
SEC Filed Documents
Amend.
Document Name Filing Date Accession No.
No.
0000950129-06-
Registration Statement 05/15/2006
005544

COBRADesk DPP Offering
6/21/2006
Non-SEC Filed Documents
Document Name ™ en ‘ Filing Date No. of Copies Carrier
EV Energy Partners Engagement Letter.pdf 06/21/2006 0 Attachment

EV Energy Partners, L.P. y~EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!),,
Version 4.2 A. G. Edwards & Sons, Inc.0
r Basic Info ^Securities & Fees^ Supplemental^ r DPP Compliance ^rCompensatioi
Filing Fees I Payment History I Reasons for Changes
Open Deal
Edit:UNITS2 List 4,485,000@21.00
(Transmitted. Cannot Edit. Create_New Deal Inactivate this record and add new one.)
Convert to WKSI Proposed Reports Save j Refresh Ad d New
Securities Max . Fe e Filing Sec.
Submit to NASD Printer Format | to be PO P Aggregat e Due Date Type (CLICK ONCE ONLY) Registered Offerin g (Y/N )
Inactive: F Bubble Help Amount Min/Max/Opt: Max 5/15/2006 UIMITS2 4,485,00021.0000 94,185,000 Y •On | ‘Off Security Type: UNITS2 0 Delete Deal Market Symbol: EVEP
Gray = Inactive Black=Active Green=Transmitted Red = Rejected Submit Log Actual Symbol?: Y
These securities can be found on
Archive the: Restore
(* Original Offering Document Current Proposed Aggregate Offering Amount User Profile C Pre/Post Amendment # AOA per Sec. Type: 94,185,000.OOj
C Final Offering Document
[- 415 Shelf Filings ( includin g 462(b), if applicable) Total AOA per Filing 94,185,000.00
Takedown SEC/Other Reviewing Date: 5/15/2006 Request Authority Filing Date:
2NASD Filing Fee
Pre-Clea ranee Securities to be (rounded to nearest 9,419.00 4,485,000 Takedown Registered: dollar): Takedown The Proposed One Time Fee (Initial Notifications 500.00 Maximum Aggregate Only): Offering Price is Total Due: 9,919.00 - Onlin e Help calculated on the Y
Registration CDesk Assistant Payment Submitted: 9,919.00
Statement/Offering
NASD website Document for these BalanceDue: 0.00 securities: Corp. Fin. Rules 1Maximum Aggregate Offering Amoun t cannot exceed Proposed Maximum Notice to Members “999,999,999,999,999.00.” Offering Price per 21.00 Security: 2NASD Filing Fee (0.01% of Total AOA minus Previous Total $ or %: $AOA)
Over Allotment Option included in Amount Y Registered (Y/N) :Aggregate Over Gross Proposed Aggregate Offering Amount585,000Allotment Option: Total: 94,185,000.0 0 9,419.0 0Over Allotment %: 15.003Initial Fee: 500.0 0 Proposed Maximum
4NASD Filing Fee: 9,919.00 Securities w/o Over 3,900,000 Allotment Option: Balance Due: 0.0 0 Proposed Maximum 3One time fee per offering applied to initial filing only. Aggregate Offering 81,900,000 Proceeds: 4Maximum aggregate filing fee not to exceed $75,500 . Exercise Price: Proposed Maximum Aggregate Offering 94,185,000 Amount:1 Filing Fee per Security: 9,419.00 Will Securities be Received as Part of Y Underwriting Compensation?:

Securities will/may be Underwritten on a Firm Commitment basis or Y Distributed by NASD members on a Best Efforts basis: Transmitted Y/N: Yes Save | Refresh | Add New |
Printer Format

EV Energy Partners, L.P. V-EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!) 100 OFF A. G. Edwards & Sons, Inc. 0 Version 4.2
r Basic Info ^Securities & Fees^ Supplemental^ r DPP Compliance ^rCompensatioi
Filing Fees , Payment Reasons for Changes
History Open Deal Questions regarding the filing fees or payment should be directed to:
2006-0518-006 Contact Name: [Sarah Morgan Contact Phone: (713-758-2977 Create New Deal Convert to WKSI Filer Reports Payment *"%£%*’ Transaction Submit to NASD From Meethod Balance ($) Date Method C Mhecti (CLICK ONCE ONLY)
Bubble Help Transfer 20060516L4B74B3C000652 Issuer —^ 9,919.00 9,919.00 °-0 0 p6M •On | .Off [1] 9,919.00Delete Deal Submit LogArchive Payment Method: Wire
Restore Beneficiary Bank: Mellon Financial Corporation Beneficiary Bank Address: Philadelphia PAUser Profile
Beneficiary Name: NASD Regulation, Inc. - | 415 Shelf Filings Beneficiary Account Number: 8 234 353 Takedown Routing Number: 031 0000 37
Request Reference Number: YOU MUST PROVIDE ISSUER NAME AS IT APPEARS ON Pre-Clearanee OFFERING DOCUMENT OR THE ASSIGNED CORPORATE Takedown FINANCING DEPARTMENT FILING ID. Takedown
Notifications Failure to follow payment instructions may delay processing of deal. — Online Help
CDesk Assistant NASD website Corp. Fin. Rules Notice to Members

EV Energy Partners, L.P. V~EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!)
IDG OFF Version 4.2 A. G. Edwards & Sons, Inc. 0
Basic Info ^Securities & Fees^ Supplemental^r DPP Compliance^rCompensatioi Supplemental Filer Notepad
Open Deal Save | Refresh j Printer Format |
NASD Association and/or Affiliation of General Partner (Rule 2810(a))
(S W e represent that neither the general partner nor persons associated with 2006-0518-006 the general partner has any direct or indirect IMASD association or affiliation Create New Deal with any NASD member.
Convert to WKSI c We represent that the general partner or persons associated with the general Reports partner that has a direct or indirect NASD associationor affiliation with any Submit to NASD NASD member is indicated in the GP Association/Affiliationgrid.
(CLICK ONCE ONLY) Remarks: Bubble Help
·On | «Off Delete Deal Submit Log
Archive Wholesaling by General Partner/Associated Persons (NASD Conduct Restore Rules 2810(b)(4)(C))
User Profile d We represent that neither the general partner nor its associated person(s) will engage in any wholesalingfunctions in this offering.
415 Shelf Filings-|
Takedown We represent that the general partner or its associated person(s) that will r engage in any wholesalingfunctions in this offering is indicated in the
Request
Wholesalers Grid.Pre-Clea ranee Takedown Suitability Exceptions for Freely-Tradeable Securities Takedown P” The DPP securities to be offered are freely-tradeable (pursuant to Rule 2810
Notifications - Onlin e Help r— NASD member(s) participating in the offering are not affiliates of the Direct CDesk Assistant Participation Program (Rule 2810(b)(2)(D)). NASD website p—The DPP securities to be offered are exempt from the suitability,disclosure, Corp. Fin. Rules and discretionary account requirements (NASD Notice to Members 95-63, dated August 1995). Notice to Members Standards of Suitability for Participants (Rule 2810(b)(2) (A) (B), and (C))r — W e represent that standards of suitability have been established by the program for participants therein and such standards are fully disclosed in the prospectus and are consistent with the provisions of Rule 2810(b)(2)(B). — r W e represent that we have reasonable grounds to believe, on the basis of information obtained from the participan t concerning his nvestment objectives, othe r investments , financial situation and needs, and any other information known by the member or associated person, that: ( ~ Y C N T ^e Participant is or will be in a financial position appropriate to enable him to realize the benefits described in the prospectus
( “ Y (“ NTne Participant has a fair market net worth sufficient to sustain the risks inherent in the program
C Y C N The program is otherwise suitable for the participant
” ( Y (“ NTne menr|ber will maintain in its files, documents disclosing the basis of the suitability determination (see Rule 2810(b)(2)(B)(ii))( — Y f jyjNo transactions in DPP’s will be executed in adiscretionary account without prior written approval of the customer, (see Rule

2810(b)(2)(C)) Disclosure (Rule 2810(b)(3)) (* Y            f” N A” material facts relating to the program are adequately andaccurately disclosed (see Rule 2810(b)(3)(B) for minimum information            relevant in making such determination. Rule 2810(b)(3)(A) (- Y c NMemDers relying on the results of an inquiry conducted by other members shall have reasonable grounds to believe such inquiry was conducted with due care and that the inquiring member is the program sponsor or affiliate of the sponsor. Rule 2810(b)(2)(C) (- Y (~ i\j The participant will be informed of all pertinent facts related to the liquidity and marketability of the program. Rule 2810(b)(3)(D) Save | Refresh | Printer Format : |

EV Energy Partners, L.P. V~EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!)
LOG Off A. G. Edwards & Sons, Inc. 0
Version 4.2
Basic Info “^Securities & Fees^ Supplemental^ r DPP Compliance Compensatioi DPP Other Terms
Subscription Agreement Open Peal
~ f Disclosure in Subscription Agreement with Sections (3)(A) and (3)(D).
Distribution Reinvestment Plan
2006-0518-006
[~~ Compliance with (b)(2) and (3)(D).
Create New Deal
Secondary Transfers Convert to WKSI
~ [ Your firm will assist in transfers of the units.
Reports
—| Complete details of procedures demonstrating compliance with the requirements of Section (b)
Submit to NASD
(CLICK ONCE ONLY)(2) and (3)(D) are set forth in | 3 Bubble Help Volume Discounts
|~~ Volume discounts offered in compliance with Rule 2740. •On | «Off Delete Deal Installment Payments
Submit Log | Th e arrangement for installment payments made in accordance with SECRule 3al2-9. r— Documents submitted demonstrating that such arrangement is not an extension of credit
Archive prohibited by Sections 7(c) and ll(d)(l) of the Securities Exchange Act of 1934and Regulation Restore T adopted by the Board of Governors of the Federal Reserve System.
User Profile Commodity Pool: Trail Fees p— The selling agent and additional selling agents that propose to receive continuing compensation p- 415 Shelf Filings in the form of a portion of the commodity brokerage commissions are duly registered with the Takedown National Futures Association (NFA) as a futures commission merchant or introducing broker.
Request
|— NASD member(s) or associated person(s) will not participate in a public offering of aDPP Pre-Clearance security unless the general partner agrees to disclose in each annual report distributed to Takedown investors pursuant to Section 13(a)of the Securities Exchange Act of 1934, a per share Takedown estimated value of the securities, the method by which it was developed, and the date of the Notifications data used to develop the estimated value (see Rule 2810(b)(5)).
Save I Refresh I Printer Format |
- Online Help
CDesk Assistant NASD website Corp. Fin. Rules Notice to Members

EV Energy Partners , L.P. V-EL376572/SKMORGAN79 Filing ID: 2006-05 18-006 (Amended:!) l000fF Version 4.2 A. G. Edwards& Sons, Inc.0
Basic Info ^Securities & Fees^ Supplemental^ r DPP Compliance ^rCompensatioi
O & O Expenses Continuing Comp. Items of Value 1 File r Notepad 1
Open Deal Save Refresh Printer Format All items of compensation paid by the program, directly or indirectly, regardless of the source, for services of any kind or description which are deemed to be in connection with or related to the public 2006-0518-006 offering shall be taken into consideration in computing the amount of compensation (Rule 2810(b)(4) Create New Deal (C).) Offering Proceeds: $0.00 Convert to WKSI o Calculated result. Maximum Reports Source of Funds % RETAILING
Submit to NASD
(CLICK ONCE ONLY) Commissions | Proceeds T- ( o|o.oooo |6,122,025.0000 Bubble Help Salaries 1 d J 1 ·On | .Off Expense Reimbursement 1 d J
Delete Deal Sales Incentive 1 d J Submit Log Sales Seminars 1 d J Archive Due Diligence 1 d J Restore Other 1 | Proceeds _^ J D>)0.0000 [470,925.0000 User Profile Other 2 1 d J - 415Shelf Filings- Takedown Other 3 1 d J Request WHOLESALING
Pre-Clearance Commissions i J d Takedown Salaries i J d Takedown Notifications Expense Reimbursement 1 d J Sales Incentives 1 d J CDesk Assistant Sales Seminar 1 d J NASD website Due Diligence 1 d J Corp. Fin. Rules Other 1 1 d J Notice to Members Other 2 i J d Other 3 1 d J
Total Retail & Wholesaling 0.0000 6,592,950.000 0
Maximum [Calculated % $ result.
ISSUER COSTS
Seminars (GP Costs) ~3 1
SEC Registration Fee (Issuer “3 D>0.0000 110,078.0000 NASD Filing Fee | Issuer“31>j 00000 9,919.0000 LegalI“3I > lPrinting“31Accounting“3>l
Blue Sky Expenses“3 >r Advertising & Sales “3 Literature “3 H Miscellaneous

Other 1 I 1 J Other 2 | 3 Other 3 | 3 Total Issuer Costs 0.0000 19,997.000 0
Compensation is Excessive I
All % and $ amounts rounded to 4 decimal places
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EV Energy Partners, L.P. ; 72/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!)
IOGOFF
Version 4.2 A- G. Edwards & Sons, Inc. 0 -£$.*
r Basi c Info ^rSecurities & Fees^ Supplemental^ DPPCompliance ^rCompensatioi
0 & 0 Expenses I Continuing Comp. I Items of Value I Filer Notepad 1 Open DealSave I RefreshPrinter Format4.B Continuing Compensation (“Back-end Compensation”) Rule 2810(b)(4)(B)(v)I p Ye s p No Tn e Pr°9ram provides for an arrangement for continuing compensation to a member or person associated with a member in connection with a public offering. Create New Deal p Ye s c NO Fo r an arran9emer|t which provides for continuing compensation, each investor will have received cash distributions from the program aggregating an amount equal to Convert to WKSI his cash investment plus a six percent (6%) cumulative annual return on his Reports adjusted investment. Yes C NO T^e cont:inuing compensation is calculated as a percentage of program cash Submit to NASD distribution.(CLICK ONCE ONLY)p Yes c NO Tne amoun t °f continuing compensation will notexceed three percent (3%) for each Bubble Help one percentage point which the total of all compensation received at the time of the •On | «Off offering and at the time any installment payment is made fall below nine percent (9%); however, the amount of continuing compensation shall not exceed 12% of Delete Deal program cash distributions. Submit Log The percentage of continuing compensation will be no greater than the percentage of program cash distributions to which limited partners are entitled at the time of
Archive the payment. Restore4.C Sales Incentives (Cash and Non-cash) User Profile
415 Shelf Filings 4.C1 Sales Incentive Program
Takedown (* We represent that no sales incentive program will be implemented in connection with this Request offering.
Pre-Clearance (“ We represent that a sales incentive program may be implemented in connection with this Takedown offering. Takedown Notificationsf The sales incentive program will be submitted to the Department for review and approval. f The sales incentive program hasbeen submitted to the Department for review and approval.
- Online Help CDesk Assistant 4.C2 Non-cash Compensation Rule 2810(c) p— We represent that no member or person associated with a member will directly or indirectly NASD website accept any non-cash or sales incentive item including, but not limited to, travel bonuses, prizes, Corp. Fin. Rules and awards offered by any sponsor, affiliate of a sponsor, or program.
I— In compliance with such sales incentive program, the aggregate value of all such items to be paic Notice to Members o t each associated person during any year does not exceed $100.00.
I— The value of all sales incentives will be included as compensation to be received in connection with the initial offering.
<"* Yes f No All sales incentive items are disclosed in the offering documents.
4.C3 Sales Incentive — Cash Only Compensation Rule 2810(b)(4)(E)
C~ No member will receive any cash compensation in connection with this offering.
f Members will receive cash compensation in connection with this offering. p Yes C NO A” cornPensatio n is Pa’d directly to the member in cash and the distribution, if any, of all compensation to the member’s associated persons is controlled solely by the member.
(- Yes C NO value of all compensation to be paid in connection with the offering is included as compensation to be received in connection with the offering for purposes of Rule 2810(b)(4)(B) of NASD Conduct Rules. p Ye s p No Arrangements relating to the proposed payment of all compensation are disclosed n i the Prospectusor similar offering document. p Ye s p No Thevalue of all compensation paid in connection with an offering is reflected on the books and records of the recipient member as compensation received in connection with the offering. p Ye s p No Nocompensation paid in connection with an offering is directly or indirectly related to any non-cash compensation or sales incentive items provided by the member to its associated persons. Description of Program:

EV Energy Partners,L.P. “V-EL376572/SKMORGAN79 Filing ID:2006-0518-006 (Amended:!)
•\SGQff ,, A. G. Edwards & Sons, Inc. 0
Version 4.2
r Basic Info ^Securities & Fees“1 Supplemental^ DPPCompliance^rCompensatioi
O & O Expenses Continuing Comp. Items of Value Filer Notepad 1
Open Deal D Pre-Offering n Post-Offering
Save I Clear Refresh Printer Foi
Compensation Compensation
All items of value received and all arrangements entered into for the future receipt of an ite of value by the underwriter and related persons during the period commencing 180 days Create New Deal immediately preceding the required filing date of the registration statement or similar Convert to WKSI document pursuant to NASD Conduct Rule 2710(b)(4), until the date of effectiveness or commencement of sales of the public offering will be considered to be underwriting
Reports compensation in connection with the public offering.
Submit to NASD (CLICK ONCE ONLY)
Limit 3,200 Characters
Bubble Help
•On .Off
Delete Deal Submit Log Archive Restore User Profile
415 Shelf Filings
Takedown Request Pre-Clearance Takedown Takedown Notifications
- Online Help—
CDesk Assistant NASD website Corp. Fin. Rules Notice to Members